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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Twinlab Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

901774 10 9

(CUSIP Number)

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1 (d)

*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 2 of 12 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Green Equity Investors II, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

4,879,999

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

4,879,999

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,879,999

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.8%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 3 of 12 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Grand Avenue Capital Partners, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

4,879,999

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

4,879,999

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,879,999

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.8%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 4 of 12 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonard Green & Partners, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

4,879,999

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

4,879,999

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,879,999

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.8%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 5 of 12 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LGP Management, Inc.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

4,879,999

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

4,879,999

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,879,999

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.8%

12.	TYPE OF REPORTING PERSON*

CO

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 6 of 12 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John G. Danhakl

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

3,984 shares of restricted stock 5,001 shares of Common Stock issuable upon the exercise of stock options

	6.	SHARED VOTING POWER

4,879,999

	7.	SOLE DISPOSITIVE POWER

3,984 shares of restricted stock 5,001 shares of Common Stock issuable upon the exercise of stock options

	8.	SHARED DISPOSITIVE POWER

4,879,999

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,888,984 (includes 5,001 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days and 3,984 shares of restricted stock)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.8%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 7 of 12 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan D. Sokoloff

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

3,984 shares of restricted stock 5,001 shares of Common Stock issuable upon the exercise of stock options

	6.	SHARED VOTING POWER

4,879,999

	7.	SOLE DISPOSITIVE POWER

3,984 shares of restricted stock 5,001 shares of Common Stock issuable upon the exercise of stock options

	8.	SHARED DISPOSITIVE POWER

4,879,999

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,888,984 (includes 5,001 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days and 3,984 shares of restricted stock)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.8%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 8 of 12 Pages

Item 1(a).	Name of Issuer

Twinlab Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

150 Motor Parkway, Suite 210 Hauppauge, New York 11788

Item 2(a).	Name of Person Filing

(A) Green Equity Investors II, L.P. (“GEI II”), Grand Avenue Capital Partners, L.P. (“GACP”), Leonard Green & Partners, L.P. (“LGP”), and LGP Management, Inc. (“LGPM”).

GEI II is the record owner of 4,879,999 shares of the Issuer's common stock par value $1.00 per share (“Common Stock”). GACP is the general partner of GEI II.  LGP is the management company of GEI II.  LGPM is the general partner of LGP.  As a result of their relationship with GEI II, each of GACP, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI II.  GACP, LGP and LGPM, however, disclaim beneficial ownership of such shares of Common Stock.

(B) John G. Danhakl and Jonathan D. Sokoloff

John G. Danhakl and Jonathan D. Sokoloff directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI II, GACP, LGP and/or LGPM.  Each of Messrs. Danhakl and Sokoloff is a partner of LGP and may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by GEI II.  Messrs. Danhakl and Sokoloff, however, disclaim beneficial ownership of such shares of Common Stock beneficially owned by GEI II.

	Item 2(b).	Address of Principal Business Office, or, if None, Residence

(A) and (B):

11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025

	Item 2(c).	Citizenship

(A) Delaware (B) United States of America

	Item 2(d).	Title of Class of Securities

This statement relates to the Issuer's Common Stock, par value $1.00 per share.

	Item 2(e).	CUSIP Number

901774 10 9

Item 3.

Not Applicable.

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 9 of 12 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

(A) 4,879,999

GACP, LGPM and LGP expressly disclaim beneficial ownership of the Common Stock beneficially owned by GEI II.

          (B)     4,888,984 (includes 5,001shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of December 31, 2002 and 3,984 shares of restricted stock issued under the Twinlab Corporation 1999 Stock Incentive Plan for Outside Directors).

The shares beneficially owned by Messrs. Danhakl and Sokoloff exclude 21,081 Phantom Shares allocated to each of them under the Twinlab Corporation Deferred Compensation Plan for Outside Directors.  Messrs. Danhakl and Sokoloff expressly disclaim beneficial ownership of the Common Stock beneficially owned by GEI II.

The number of shares reported as beneficially owned in (A) and (B) above are as of December 31, 2002.

(b) Percent of Class:

(A) 16.8%

(B) 16.8%

Percentages (A) and (B) are calculated based on 29,034,606 shares of Common Stock issued and outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 (File No. 0-21003).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

(A) 0

(B) 8,985 shares of Common Stock, including 5,001 shares of Common Stock issuable upon the exercise of stock options

(ii) Shared power to vote or to direct the vote:

(A) and (B) 4,879,999

(iii) Sole power to dispose or to direct the disposition of:

(A) 0

(B) 8,985 sharesofCommon Stock, including 5,001 shares of Common Stock issuable upon the exercise of stock options

(iv) Shared power to dispose or to direct the disposition of:

(A) and (B) 4,879,999

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 10 of 12 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Exhibit No.	Description

1	Joint Filing Agreement, dated February 12, 2003 (filed herewith).

2	Power of Attorney, dated February 11, 2003 (filed herewith).

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 11 of 12 Pages

SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of  February 12th, 2003

Green Equity Investors II, L.P.
By: Grand Avenue Capital Partners, L.P., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

Grand Avenue Capital Partners, L.P.
By: Grand Avenue Capital Corporation, its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ JOHN G. DANHAKL

John G. Danhakl

/s/ JONATHAN D. SOKOLOFF

Jonathan D. Sokoloff

CUSIP No. 901774 10 9	Amendment No. 1 to Schedule 13G	Page 12 of 12 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated February 12, 2003 (filed herewith).

2	Power of Attorney, dated February 11, 2003 (filed herewith).